I.CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT
“I hereby certify that, to my knowledge, the condensed consolidated financial statements for the six-month period ended June 30, 2023 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the half-year business report attached provides an accurate picture of the significant events during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.”
Lyon, September 26, 2023
Thibaut du Fayet
Chief Executive Officer
II.BUSINESS REPORT
2.1.MAJOR EVENTS OF THE PERIOD
Business
February 2023:
On February 15, 2023, Phaxiam Therapeutics (f/k/a ERYTECH Pharma S.A.) (“PHAXIAM,” ERYTECH,” “we,” “our” or the “Company”) announced the strategic combination with PHERECYDES Pharma S.A. (“PHERECYDES”), a biotechnology company specializing in precision phage therapy to treat resistance and/or complicated bacterial infections, with the intent of building a global leader in phage therapy.
March 2023:
On March 20, 2023, ERYTECH's Work Council (Comité Social et Economique) issued a positive opinion on the proposed merger with PHERECYDES, in accordance with applicable laws and regulations.
April 2023:
On April 12, 2023, ERYTECH received approval from The Nasdaq Stock Market LLC, to transfer the listing of its American Depositary Shares representing ordinary shares of the Company ("ADSs") from The Nasdaq Global Select Market to The Nasdaq Capital Market. The transfer became effective at the opening of business on April 14, 2023. The Company's ADSs continued to trade under the symbol "ERYP" and the trading of its ADSs was unaffected by the transfer.
On April 17, 2023, Akkadian Partners, an entity domiciled in Luxembourg and acting on behalf of the Akkadian Partners Fund, declared that on April 13, 2023, they crossed the threshold of 5% of the share capital of ERYTECH and held 5.06% of the share capital and 4.83% of the voting rights of ERYTECH.
May 2023:
On May 1, 2023, Akkadian Partners informed the Board of Directors of ERYTECH (the "Board") that they intended to oppose the proposed merger with PHERECYDES and take de facto control of ERYTECH with a view to pursue alternative acquisition projects with ERYTECH's cash. Following a review and assessment of the acquisition project ideas mentioned by Akkadian, ERYTECH's management and the Board, with the assistance of external financial and legal advisors, determined that the ideas proposed were not in the best interest of ERYTECH and its stakeholders.
On May 15, 2023, ERYTECH and PHERECYDES entered into a merger agreement, pursuant to which PHERECYDES would be merged into ERYTECH and PHERECYDES shareholders would receive 15 new ERYTECH shares for every 4 PHERECYDES shares that they owned. Also on May 15, 2023, a contribution in kind by Elaia Pertners, Go Capital, and a pool of PHERECYDES shareholders represented by Mr. Guy Rigaud, of 827,132 PHERECYDES shares was made to ERYTECH in consideration of 3,101,745 newly issued ERYTECH shares.
June 2023:
On June 5, 2023, ERYTECH announced that Akkadian Partners had initiated legal proceedings to obtain the postponement of the vote on the merger with PHERECYDES at the Combined General Meeting of ERYTECH and PHERECYDES to be held on June 23, 2023. On June 14, 2023, the Lyon Commercial Court rejected Akkadian's request to postpone the vote on the merger with PHERECYDES.
On June 20, 2023, ERYTECH announces that Akkadian is continuing its attempt at destabilization with the filing of a new lawsuit. Despite the rejection by the President of the Lyon Commercial Court of Akkadian Partners' request to postpone the General Meeting's vote on the proposed merger Akkadian Partners is requesting the cancellation of the capital increase of May 15, 2023. This capital increase was carried out in accordance with the delegation of authority granted by the 2022 extraordinary general meeting of ERYTECH shareholders under resolution 29 and on the basis of reports issued by Finexsi, acting as a contribution appraiser in accordance with Articles L. 225-174, R. 22 10-7 and R. 225-136 of the French Commercial Code as well as AMF recommendation no. 2020-06. ERYTECH is confident of the outcome of this unfounded procedure, which appears bound to failure.
On June 23, 2023, the merger with PHERECYDES was approved by both ERYTECH and PHERECYDES shareholders at the Combined General Meeting. Also approved was the change of ERYTECH's corporate name to PHAXIAM Therapeutics S.A.
On June 28, 2023, PHAXIAM announced the new mnemonic code for its shares on Euronext and the ticker symbol of its ADSs on The Nasdaq Capital Market, which changed from ERYP to PHXM, effective June 29, 2023.
2.2.ACTIVITIES OF THE GROUP
We are a biotechnology company that aims to develop new solutions to fight complicated and/or resistant bacterial infections. Resulting from the merger between ERYTECH and PHERECYDES, approved by the shareholders of both companies on June 23, 2023, PHAXIAM Therapeutics intends to become a global leader in the treatment of bacterial infections using bacteriophages (or phages), natural viruses capable of fighting antibiotic-resistant bacteria. We have been focusing our clinical development programs in indications of high medical needs, for patients with severe resistant infections, often associated with high mortality and budget impact. Significant progress has been achieved since the merger to build on team synergies and accelerate our strategy deployment on key therapeutic programs, particularly with our lead program targeting resistant Staphylococcus aureus infections.
With our S. aureus program, we pursue the ambition to propose a therapeutic solution to patients who failed traditional antimicrobial treatments in complex mono-bacterial S. aureus infections in different high-value indications:
•Prosthetic Joint Infections (PJI): Current PhagoDAIR pilot study for which additional supportive clinical data is expected in 2024 already demonstrated safety evidence. Leveraging on promising activity signals from real-life treatments of compassionate patients, we are preparing the initiation of the first global (EU/US), pivotal randomized Phase 2b/3 study for PJI patients having an open-surgery debridement (DAIR) in combination with antibiotics. While developing the clinical protocol of the study, we have requested in the summer 2023 a pre-IND meeting with the U.S. FDA and a Scientific Advice meeting with the European Medicines Agency (EMA). Meetings are expected to happen in the fourth quarter of 2023. This global pivotal study is paving the way for a potential Early access pathway in Europe, if associated with positive phase 2b data. The potential launch of this study is expected for the second half of 2024.
•Endocarditis Infections (EI): we are also preparing a phase 1 trial (PK data) in EI to demonstrate intravenous administration of phages for EI and other indications. We plan to launch this study in the fourth quarter of 2023.
To date, we have treated more than 90 patients under compassionate treatment status, most of them suffering from hip or knee PJI. Data from the first 50 PJI patients evaluated show promising clinical data for infection control at 3 months, considered as a significant improvement over standard of care in this hard-to-treat patient population with severe resistant infections. In June 2022, we have received a first regulatory validation from the French ANSM with the granting of an AAC (Authorisation d’Accès Compassionnel – early access program) for PJI patients, associated with S. aureus resistance. We are awaiting a second AAC regulatory validation for PJI patients, associated with P. aeruginosa resistance from the ANSM.
We also plan to launch our Escherichia coli (E. coli) program whose objective is to propose a therapeutic solution to patients having failed traditional antimicrobial treatment in complex mono-bacterial E. coli infections in the urinary tract. Clinical Trial Application (CTA) submission in France is planned before the end of year 2023.

In addition to our clinical activities, two French clinical centers are considering Investigator-Sponsored Trials (IST) with our products. These studies are the opportunity for us to potentially deliver additional clinical POC data in other high-value indications:
•Phase 1/2 IST in complex Respiratory Tract Infections (cUTI): this clinical study by La Pitié Salpétrière Hospital in Paris, is targeting nosocomial pulmonary infections due to Pseudomonas aeruginosa, including patients with ventilator-associated pneumopathies (VAP), a growing concern in hospital environments.
•Phase 1/2 IST in Diabetic Foot Ulcer (DFU): this clinical study by Nîmes Hospitals, is targeting DFU infections due to mono-bacterial Staphylococcus aureus infection.
Finally, we have launched several strategic research programs to reinforce our current clinical programs and prepare future developments, including the extension of the current phage bank for E. coli and P. aeruginosa to increase patient resistant infections coverage, and the demonstration of a Pre-clinical POC for Endolysins. In September 2023, we announced the extension of our portfolio to Klebsiella pneumoniae, a new resistant aggressive bacterial target.
A strategic research program, PhageBac, targeting Bacteremia, has been initiated. Currently at preclinical stage, this program is aiming at controlling blood infection and the risk of secondary infection with mono-bacterial infection due to S. aureus, P. aeruginosa, or E. coli. Pre-clinical data is expected for mid-2024.
2.3.RESULTS
Key financial figures for the first half of 2023 compared with the same period of the previous year are summarized below. In the context of the Erytech-Pherecydes merger, PHAXIAM’s consolidated financial statements in IFRS standards include ex-Pherecydes financial results as of the date of the merger, i.e. June 23, 2023. Consequently, PHAXIAM’s P&L information for the first 6 months of 2023 are mostly related to ex-Erytech activities only, while PHAXIAM’s consolidated balance sheet as of June 30, 2023, includes the financial positions of both merged companies.

(Amounts in thousands of euros)	06/30/2022	06/30/2023
	(6 months)	(6 months)
Revenues	—	—
Other income	25,304	278
Operating income	25,304	278
Research and development	(17,300)	(3,431)
General and administrative	(7,911)	(9,245)
Operating expenses	(25,211)	(12,676)
Operating loss	93	(12,398)
Financial income	3,370	331
Financial expenses	(750)	(342)
Financial income (loss)	2,620	(11)
Income tax	(3,737)	208
Net loss	(1,024)	(12,201)
The prior year operating income include the net gain from the disposal of fixed assets is related to the sale of the Princeton plant to Catalent which was completed on April 25, 2022, and breaks down as follows :
–Proceeds from the sale of €40,676 thousand ($44,500 thousand);
–The net book value of tangible fixed assets of €15,673 thousand ($17,146 thousand);
–The net book value of intangible fixed assets of €4 thousand ($4 thousand)
–The net book value of the rights of use for €3,022 thousand ($3,307 thousand);
–The cancellation of the lease obligation for €5,419 thousand ($5,928 thousand);
–Transaction costs of €3,046 thousand ($3,333 thousand)

Operating expenses of €12.7 million in the first half of 2023 were 50% lower (i.e. a €12.5 million reduction) than in the previous year, the decrease being driven by the 80% reduction of R&D expenses, with the closing of Princeton operations and the termination of ex-Erytech clinical development activities. PHAXIAM’s G&A expenses in the first half of 2023 increased by €1.3 million (+17%) versus the previous year, an increase related to the merger transaction and other merger-related costs. Net loss for the first half of 2023 was €12.2 million, compared with a net loss of €1 million for the same period of 2022, which benefited from the €24.4 million net gain on the sale of the Princeton facility in April 2022.
The effects of the merger on the Unaudited Interim Condensed Statement of Financial Position are displayed on the following table:

(in thousands of euros)	06/30/2023 IFRS
Intangible assets	17,098
Property, plant and equipment	485
Rights of use	478
Other non-current assets	83
Other current assets	1,925
Cash and cash equivalents	30
Financial liabilities	(2,936)
Lease obligations	(456)
Other non-current liabilities	(49)
Other current liabilities	(5,085)
Net assets acquired	11,575
The fair value amount of Pherecydes Pharma's assets and assumed liabilities is provisional.
As of June 30, 2023, PHAXIAM had cash and cash equivalents totaling $25.2 million (approximately $27.5 million), compared with €38.8 million as of December 31, 2022. The decrease of €(13.6) million in the cash position during the first half of 2023 is the result of a net use of cash of €(11.9) million in operating activities, a positive change of €0.2 million in investing activities and a repayment of borrowings and rental debt of €(1.6) million in financing activities, mainly linked to the start in 2023 of repayment of the 'PGE' loan, while the change in the US dollar against the euro had a negative impact of $(0.3) million on exchange rates.

2.4.PROGRESS AND OUTLOOK
At the date the Board of Directors authorized the unaudited interim condensed consolidated financial statements the Company has the necessary resources to fund its operations into the second quarter of 2024 considering:
•Cash and cash equivalents held by the Company amounted to €25.2 million as of June 30, 2023. They are composed of cash and term deposits readily available without penalty;
•The cash consumption forecast for the next 12 months after the closing date.
Accordingly, the Company's current cash and cash equivalents are not expected to be sufficient to cover its operating needs for at least the next 12 months.
These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.
The Company is evaluating various financing sources among which are the issuance of equity instruments and/or new debt or partnership agreements to continue to fund the operations of the Company beyond its current estimated cash runway.

In the second half of 2023 and into 2024, we will continue to focus on our clinical development programs, and expect to report the following key milestones:
•Regulatory feedbacks on the phase 2b/3 pivotal trial in PJI due to S. aureus from the FDA (pre-IND) in the fourth quarter of 2023 and EMA (Scientific advice) in the first quarter of 2024. The initiation of the study is expected mid 2024;
•PhagoDAIR clinical data expected mid 2024;
•Initiation of study in Endocarditis Infections due to S. aureus expected in the fourth quarter of 2023.

2.5.EVENTS AFTER THE CLOSE OF THE REPORTING PERIOD
On June 27, 2023 and July 28, 2023, Akkadian Partners initiated two other legal proceedings to contest the votes of certain Shareholder's of ERYTECH and request the cancellation of the merger as voted in the combined General Meeting.
On July 27, 2023, PHAXIAM announced a reverse share split of its shares by the exchange of ten (10) existing shares with a par value of ten-euro cents (€0.10) for one (1) new share with a par value of one euro (€1). The reverse share split will have no impact on the Company's share capital and will result in the division of the number of shares outstanding by ten (10). The exchange period for the reverse share split began on August 16, 2023 and ended on September 15, 2023. New Shares resulting from the reverse share split have been admitted to trading on the Euronext regulated market in Paris, effective September 18, 2023, and have been assigned a new ISIN code (FR001400K4B1).
In connection with the reverse share split, The Bank of New York Mellon (“BNY Mellon”), depositary for PHAXIAM’s American Depositary Receipt (“ADR”) program, effected a reverse stock split on such ADR program, effective September 18, 2023. ADR holders of the Company were required on a mandatory basis to surrender their old ADR(s) to BNY Mellon for cancellation and exchange to receive one (1) new American Depositary Share (“ADS”) (CUSIP: 29604W207) for every ten (10) old ADSs (CUSIP: 29604W108).
On September 19, 2023, PHAXIAM Therapeutics announced that it extended its phage portfolio to Klebsiella pneumoniae, a new resistant and aggressive bacterial target. PHAXIAM's anti-Klensiella pneumoniae phages will enter preclinical development to assess their efficacy in lung, blood and urinary tract infections, in addition to the three major targets already developed (S. aureus, P. aeruginosa, and E. coli).
On September 21, 2023, PHAXIAM communicated internally the responses of staff based at the Nantes and Romainville sites to the proposal to regroup the teams in Lyon. Consultations with the CSE (Social and Economic Committee) concerning mobility refusals are scheduled to begin in October.
2.6.TRANSACTIONS WITH RELATED PARTIES
Transactions with related parties are consistent with those set out in items 6.B “Compensation” and 7.B “Related party transactions” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission (“SEC”) on March 28, 2023 (the “2022 Annual Report”).
On June 23, 2023, the Board of Directors authorized the agreements and commitments listed below and covered by Articles L. 225-38 et seq. of the French Commercial Code in favor of Mr. Thibaut du Fayet, the Company's Chief Executive Officer:
•Severance pay equal to twelve times the average monthly remuneration received during the twelve months preceding the revocation decision or the expiry of the term of office, subject to performance conditions;
•Additional retirement agreement: the contributions financing the additional retirement agreement with defined contributions would be entirely assumed by the Company;
•Health insurance: the Company will pay 60% of the total monthly contribution to the health insurance scheme, in accordance with the established agreement;
•Death, disability and incapacity coverage:
•General scheme: the Company will pay 60% of contributions to the general employee benefits scheme.
•Supplementary retirement plan: 50% of the contributions to the supplementary retirement plan will be paid by the Company.
•Additional provident fund: contributions to finance the supplementary benefit plan will be fully paid by the Company.

2.7.RISK FACTORS
The risks and uncertainties likely to have a significant impact on the Company’s financial situation and results set out in Item 3.D “Risk factors” of the Annual Report on Form 20- F filed with the SEC on March 28, 2023 are updated here below.
We will need to raise substantial additional funding to pursue our business objectives, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts.
We have structurally recorded net losses since our inception. Our net cash flows used in operating activities were €51.7 million, €56.8 million and €31.8 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of June 30, 2023, our cash and cash equivalents totaling €25,2 million ($27.5 million) compared to €38.8 million as of December 31, 2022 represents an annual cash and cash equivalents net decrease of €13.6 million.
In October 2021, we announced that our Phase 3 clinical trial of eryaspase (also referred to as GRASPA ), our lead product candidate at that time, for the treatment of second-line advanced pancreatic cancer did not meet its primary endpoint of overall survival. Following announcement, we conducted a specific review of our liquidity risk and put in place cash preservation measures. In April 2022, we sold the lease for our manufacturing facility in Princeton, New Jersey to Catalent Princeton, LLC (“Catalent”) pursuant to an asset purchase agreement, for aggregate gross proceeds of approximately $44.5 million (€40.7 million). In November 2022, following the FDA's feedback on a potential Biologics License Application (“BLA”) submission in hypersensitive acute lymphoblastic leukemia (“ALL”), we announced our strategic decision to halt further development of GRASPA® and to focus on leveraging our platforms and expertise, including drug-delivery by encapsulation with red blood cells (ERYCAPS) or red blood cell-derived vesicles (ERYCEV).
At the date of the filing, combined company (including Pherecydes) cash runway would extend into Q2 2024, with a consolidated cash position of approximately €25.2 millions as of June 30, 2023, and would enable funding of existing research programs and clinical milestones. However, we will need to obtain substantial additional funding to support our continuing operations beyond our estimated cash runway. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we or any current or future collaborators may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, any of our product candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from the sale of drugs that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.
Our ability to raise additional funds in the short-term will depend on financial, economic and market conditions and the willingness of potential investors or lenders to provide funding, all of which are outside of our control, and we may be unable to raise financing in the short-term, or on terms favorable to us, or at all. Furthermore, high volatility in the capital markets has had, and could continue to have, a negative impact on the price of our ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”), and could adversely impact our ability to raise additional funds. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or cease all operations, and our shareholders could lose all or part of their investment in our company.
Risks of impairment of intangible assets and goodwill
As of June 30, 2023, intangible assets represented a net amount of €17,101 thousand, goodwill a net amount of €13,503 thousand.
The provisional fair value amount of Pherecydes Pharma's assets includes the valuation of in progress research and development recorded under intangible assets in the amount of €17,070 thousand:
•IP osteoarticular infections on prostheses (PJI) for €14,404 thousand ;
•IP endocarditis (EnDoCom) for €2,666 thousand.
The Company has four patent families (two for anti-Pseudomonas aeruginosa phages, one for anti-Staphylococcus aureus phages and one for anti-E. coli phages). These patents have been granted in some jurisdictions and are pending in others.
The change in value of the Company’s intangible assets depends on its development plan and the success or failure of its programs. Should the ANSM decide to not grant AACs for the anti-Pseudomonas aeruginosa phages, or if it becomes impossible for the Company to make progress on these phages during the clinical development process, it would result in an impairment of these intangible assets and goodwill. The Company would then have to review the value of these assets and record an impairment corresponding to the total value or a partial amount of these assets. Each program will need to be reviewed independently as part of this evaluation: the failure of one program does not automatically mean the failure of the other. An impairment of these assets could have a material financial impact, resulting in a decrease in the size of the balance sheet and a significant loss on the income statement.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)	Notes	06/30/2022	06/30/2023
		(6 months)	(6 months)
Revenues		—	—
Other income	3.1	25,304	278
Operating income		25,304	278
Research and development	3.2.1	(17,300)	(3,431)
General and administrative	3.2.2	(7,911)	(9,245)
Operating expenses		(25,211)	(12,676)
Operating loss		93	(12,398)
Financial income	3.4	3,370	331
Financial expenses	3.4	(750)	(342)
Financial income (loss)		2,620	(11)
Income tax	3.5	(3,737)	208
Net loss		(1,024)	(12,201)
Basic / Diluted loss per share (€/share) (1)	3.6	(0.33)	(3.71)
(1) Following PHAXIAM reverse share split by exchange of ten existing share for one new share on September 18th 2023, the Basic /Diluted loss per share has been restated retrospectively for all periods presented.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	06/30/2022	06/30/2023
	(6 months)	(6 months)
Net loss	(1,024)	(12,201)
Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	66	(153)
Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefit liabilities	224	32
Tax effect	—	—
Other comprehensive income (loss)	290	(121)
Comprehensive income (loss)	(734)	(12,322)

The notes are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
The notes are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

(Amounts in thousands of euros)	Notes	December 31, 2022	June 30, 2023
ASSETS
Non-current assets
Intangible assets other than goodwill	4.1.1	5	17,101
Goodwill	4.1.2	0	13,503
Property, plant and equipment	4.1.3	393	857
Right of use	4.2	2,584	2,943
Other non-current assets		195	205
Total non-current assets		3,177	34,609
Current assets
Trade and other receivables	4.3	76	245
Other current assets	4.3	3,769	5,488
Cash and cash equivalents	4.4	38,789	25,189
Total current assets		42,634	30,922
TOTAL ASSETS		45,811	65,531

(Amounts in thousands of euros)	Notes	December 31, 2022	June 30, 2023
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		3,102	6,075
Premiums related to share capital		48,975	49,671
Reserves		(29,765)	(8,162)
Translation reserve		1,402	1,249
Net loss for the period		(228)	(12,201)
Total shareholders’ equity	4.5	23,487	36,632
Non-current liabilities
Provisions - non-current portion		419	397
Financial liabilities – non-current portion	4.6	7,547	8,552
Derivative liabilities - non current portion		—	—
Lease liabilities - non-current portion	4.7	2,680	2,559
Deferred tax		—	—
Total Non-current liabilities		10,646	11,508
Current liabilities
Provisions - current portion		314	208
Financial liabilities – current portion	4.6	2,565	3,201
Derivative liabilities - current portion		—	—
Lease liabilities - current portion	4.7	775	828
Trade and other payables	4.8	5,115	9,120
Other current liabilities	4.8	2,909	4,033
Total current liabilities		11,678	17,390
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		45,811	65,531

The notes are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of euros)	Notes	06/30/2022	06/30/2023
		(6 months)	(6 months)
Cash flows used in operating activities
Net loss		(1,024)	(12,201)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange		(2,743)	102
Amortization and depreciation		4,289	211
Provision		1,807	(144)
Extinguishment of conditional advance		—	—
Change in fair value of derivative liabilities		—	—
Expenses related to share-based payments	3.3	326	390
(Gain) or loss on disposal of property plant and equipment (1)		(24,351)	—
Interest expense (income)		242	(68)
Income tax expense (income)	3.5	3,737	(208)
Operating cash flow before change in working capital		(17,717)	(11,918)
(Increase) decrease in inventories		—	—
(Increase) decrease in trade and other receivables	4.3	(278)	76
(Increase) decrease in other current assets	4.3	720	(359)
Increase (decrease) in trade and other payables	4.8	(2,351)	694
Increase (decrease) in other current liabilities	4.8	(1,065)	(90)
Change in working capital		(2,974)	320
Income tax paid		(3)	(297)
Net cash flow used in operating activities		(20,694)	(11,895)
Cash flows from investing activities
Cash acquired in business combination (2)		—	10
Acquisition of property, plant and equipment	4.1.3	(7)	(53)
Acquisition of intangible assets	4.1.1	—	—
Increase in non-current & current financial assets		(5)	—
Disposal of property, plant and equipment	3.1	37,630	—
Decrease in non-current & current financial assets		329	233
Net cash flow from investing activities		37,947	190
Cash flows from (used in) financing activities
Capital increases, net of transaction costs		—	—
Proceeds from borrowings, net of transaction costs	4.6	3,088	—
Repayment of borrowings	4.6	—	(1,282)
Repayment of lease liability (IFRS 16)	4.7	(907)	(414)
Interests received (paid)		(193)	77
Net cash flow from (used in) financing activities		1,988	(1,619)
Exchange rate effect on cash in foreign currency		399	(276)
Increase (Decrease) in cash and cash equivalents		19,640	(13,600)
Net cash and cash equivalents at the beginning of the period	4.4	33,699	38,789
Net cash and cash equivalents at the closing of the period	4.4	53,339	25,189
Cash paid for interest		193	(77)
        (1) including €24,350 thousand related to Catalent sale of Princeton manufacturing facility (see Note 3.1)
(2) includes the cash acquired from PHERECYDES Pharma for €10 thousand.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net income (loss)	Total shareholders’ equity
As of December 31, 2021	3,102	97,618	(25,293)	1,215	(53,797)	22,845
Net loss for the period					(1,024)	(1,024)
Other comprehensive income			224	66		290
Total comprehensive income (loss)	—	—	224	66	(1,024)	(734)
Allocation of prior period loss		(48,643)	(5,154)		53,797	—
Share-based payment			326			326
As of June 30, 2022	3,102	48,975	(29,897)	1,281	(1,024)	22,436

As of December 31, 2022	3,102	48,975	(29,765)	1,402	(228)	23,487
Net loss for the period					(12,201)	(12,201)
Other comprehensive income			32	(153)		(121)
Total comprehensive income (loss)	—	—	32	(153)	(12,201)	(12,322)
Allocation of prior period loss (2)		(21,408)	21,180		228	—
Issue of ordinary shares related to business combination (1)	2,973	22,104	—			25,077
Share-based payment			391			391
As of June 30, 2023	6,075	49,671	(8,162)	1,249	(12,201)	36,632

(1) Refer to footnote 4.1.2

(2) For each of the years presented the standalone net loss of Erytech Pharma SA has been allocated to the Premiums pursuant to a shareholder meeting decision

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The notes are an integral part of the accompanying unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on September 21, 2023.
1.DESCRIPTION OF THE BUSINESS
PHAXIAM Therapeutics (“PHAXIAM,” and together with its subsidiary the “Company”, previously ERYTECH Pharma S.A.) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases. Since the merger with Pherecydes on June 23, 2023, PHAXIAM Therapeutics focuses on becoming a global leader in the treatment of bacterial infections using bacteriophages (or phages), natural viruses capable of fighting antibiotic-resistant bacteria.
The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million, and on the Nasdaq Global Select Market in November 2017, raising €124.0 million ($144.0 million on a gross basis before deducting offering expenses).
The Company has incurred losses and negative cash flows from operating activities since its inception and had shareholders’ equity of €36,632 thousand as of June 30, 2023 as a result of several financing rounds, including an initial public offering, as well as the capital increase in connection with the Pherecydes transaction. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of the research and development of the newly formed "Combined Company" following the recent merger with Pherecydes; (ii) regulatory approval and market acceptance of the PHAXIAM proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through the issuance of new debt or equity instruments.
The situation on the financial markets and uncertainty in the research and development results may impair the ability of the Company to raise capital when needed or on attractive terms.
The accompanying unaudited interim condensed consolidated financial statements and related notes (the “Unaudited Interim Condensed Consolidated Financial Statements”) present the operations of PHAXIAM Therapeutics and its subsidiary, ERYTECH Pharma, Inc.
Registered office of PHAXIAM Therapeutics: 60 avenue Rockefeller, 69008, Lyon, France.
Major events of the first half of 2023
Business
February 2023:
On February 15, 2023, ERYTECH announced the strategic combination with Pherecydes, a biotechnology company specializing in precision phage therapy to treat resistance and/or complicated bacterial infections, with the intent of building a global leader in phage therapy.
March 2023:
On March 20, 2023, ERYTECH's Work Council (Comité Social et Economique) issued a positive opinion on the proposed merger with PHERECYDES, in accordance with applicable laws and regulations.
April 2023:
ERYTECH Pharma received approval from The Nasdaq Stock Market LLC on April 12, 2023, to transfer the listing of its American Depositary Shares representing ordinary shares of the Company ("ADSs") from The Nasdaq Global Select Market to The Nasdaq

Capital Market. The transfer became effective at the opening of business on April 14, 2023. The ERYTECH shares continued to trade under the symbol "ERYP" and the trading of its ADSs was unaffected by the transfer.
On April 17, 2023, Akkadian Partners, an entity domiciled in Luxembourg and acting on behalf of the Akkadian Partners Fund, declared that on April 13, 2023, they crossed the threshold of 5% of the share capital of ERYTECH Pharma and held 5.06% of the share capital and 4.83% of the voting rights of the company.
May 2023:
On May 1, 2023, Akkadian Partners informed the Board of ERYTECH that they intended to oppose the project of merging with PHERECYDES and take de facto control of ERYTECH with a view to pursue alternative acquisition projects with ERYTECH's cash. Following a review and assessment of the acquisition project ideas mentioned by Akkadian, ERYTECH Management and Board, with the assistance of external financial and legal advisors, determined that the ideas proposed were not in the best interest of ERYTECH and its stakeholders.
On May 15, 2023, ERYTECH and PHERECYDES entered into a merger agreement, pursuant to which PHERECYDES would be merged into ERYTECH and PHERECYDES shareholders would receive 15 new ERYTECH shares for every 4 PHERECYDES shares that they owned. A contribution by Elaia Pertners, GoCapital, and a pool of PHERECYDES shareholders represented by Mr. Guy Rigaud, of 827,132 PHERECYDES shares was made to ERYTECH in consideration of 3,101,745 newly issued ERYTECH shares.
June 2023:
On June 5, 2023, ERYTECH Pharma announced that Akkadian Partners had initiated legal proceedings to obtain the postponement of the vote on the merger with Pherecydes at the Annual General Meeting on June 23, 2023. On June 14, 2023, the Lyon Commercial Court rejected Akkadian's request to postpone the vote on the merger with PHERECYDES Pharma.
On June 20, 2023, ERYTECH announces that Akkadian is continuing its attempt at destabilization with the filing of a new lawsuit. Despite the rejection by the President of the Lyon Commercial Court of Akkadian Partners' request to postpone the General Meeting's vote on the proposed merger Akkadian Partners is requesting the cancellation of the capital increase of May 15, 2023. This capital increase was carried out in accordance with the delegation of authority granted by the 2022 extraordinary general meeting of ERYTECH shareholders under resolution 29 and on the basis of reports issued by Finexsi, acting as a contribution appraiser in accordance with Articles L. 225-174, R. 22 10-7 and R. 225-136 pf the French Commercial Code as well as AMF recommendation no. 2020-06.
On June 23, 2023, the merger with PHERECYDES was approved by the ERYTECH Pharma shareholders at the Combined General Meeting. Also approved was the change to ERYTECH's corporate name to PHAXIAM Therapeutics.
On June 28, 2023 PHAXIAM Therapeutics announced the new mnemonic code for its shares on Euronext and Nasdaq to have changed from ERYP to PHXM, effective June 29, 2023.
Major events of the first half of 2022
Business
February 2022: Impact of the Conflict in Ukraine on Our Business
Beginning on February 24, 2022, Russia significantly intensified its military operations in Ukraine.
We are closely monitoring developments in the current context and will take appropriate measures as necessary. The war in Ukraine did not impact our financial results for the period ended on December 31, 2022. Our business does not conduct any trial in Ukraine, Russia or Belarus and does not have any asset or vendors located in these regions.

April 2022:
•Sale of ERYTECH’s U.S. cell therapy manufacturing facility to Catalent

Under the terms of an asset purchase agreement between the Group ERYTECH and Catalent (the “APA”), Catalent agreed to acquire ERYTECH’s state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, for a total gross consideration of $44.5 million (€40.7 million) paid at closing. Catalent has extended offers of employment to approximately 40 people employed by Erytech at the Princeton facility.
The net profit on the sale of the property, plant and equipments, lease contract, after transaction cost ( $3.3 million, €3.0 million) and before tax amounts to 26.6 million dollars (€24.3 million euros) and was recorded as other income in the consolidated statement of income (loss) .
•New vesiculation technology
The company presented its red blood cell vesiculation technology at the 24th Meeting of the European Red Cell Society (ERCS) in April 2022.
May 2022:
•The NOPHO trial evaluated the safety and pharmacological profile of eryaspase in acute lymphoblastic leukemia (ALL) patients who had previously experienced hypersensitivity reactions to pegylated asparaginase therapy. In December 2020, positive trial results were presented at the 2020 American Society of Hematology annual meeting. See section 2.2. – activities of the Group and 2.5 - events after the reporting period for further information.
•Following the Catalent transaction, the company continues to evaluate other strategic options for leveraging its ERYCAPS® platform with complementary assets and/or a broader corporate transaction.
•On May 25, 2022, the management of Erytech Pharma (France) informed the employees of the start of a collective redundancy procedure, a job protection plan, involving the cuts of 52 positions out of 109. The consultation phase of the CSE has ended on July 31, 2022. All terminations took place during the fourth quarter 2022.

2.ACCOUNTING RULES AND METHODS
2.1.Basis of preparation
The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with the underlying assumption of going concern assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern. The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The Company has historically financed its growth by strengthening its equity in the form of capital increases and issuance of convertible notes.
At the date the Board of Directors authorized the unaudited interim condensed consolidated financial statements the Company has the necessary resources to fund its operations into the second quarter 2024 considering:
•Cash and cash equivalents held by the Company amounted to €25.2 million as of June 30, 2023. They are composed of cash and term deposits readily available without penalty;
•The cash consumption forecast for the next 12 months after the closing date.
Accordingly, the Company's current cash and cash equivalents are not expected to be sufficient to cover its operating needs for at least the next 12 months.
These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.
The Company plans to seek additional financing to extend its cash flow horizon and is currently evaluating various financing sources among which are the issuance of equity instruments and/or new debt or partnership agreements to continue to fund the operations of the Company beyond the second quarter of 2024.

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with the historical cost principle with the exception of certain categories of assets and liabilities measured at fair value in accordance with IFRS.
All amounts are expressed in thousands of euros, unless stated otherwise.
2.2Statement of compliance
The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34, the standard of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) applicable to interim financial statements and were authorized for issuance by the Board of Directors of the Company on September 21, 2023.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Unaudited Interim Condensed Consolidated Financial Statements of the Company are also prepared in accordance with IAS 34, as adopted by the European Union (EU).
As condensed consolidated financial statements, they do not include all information that would be required by the full IFRS standards. They must be read in conjunction with the consolidated financial statements for the year ended December 31, 2022.
The standards applied in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are the same as those applied to prepare the financial statements as of December 31, 2022, except as described below.
As of June 30, 2023, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Unaudited Interim Condensed Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“SIC”), and the International Financial Reporting Interpretations Committee (“IFRS IC”).
The new applicable standards, amendments and interpretations since January 1, 2023 have had no significant impact on the Company’s consolidated financial statements.
Recently issued accounting pronouncements that may be relevant to the Company’s operations are as follows:

•Amendments to IAS 1 - Classification of liabilities as current or non-current; Disclosure of Accounting Policies, effective on January 1, 2024;
•Amendments to IAS 8 - Definition of Accounting Estimates, effective on January 1, 2023;
•Amendment to IAS12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, , effective on January 1, 2023;

The Company does not expect any significant impact resulting from the adoption of these standards.

2.3Basis of consolidation
In accordance with IFRS 10 Consolidated Financial Statements (“IFRS 10”), an entity is consolidated when it is controlled by the Company. The Company controls an entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions and dividends are eliminated in full. The Company has one subsidiary for which no non-controlling interest is recognized.

	Date of Incorporation	Percent of Ownership Interest	Accounting Method
ERYTECH Pharma, Inc.	April 2014	100%	Consolidated
2.4.Foreign currencies
Functional Currency and Translation of Financial Statements into Presentation Currency
The Unaudited Interim Condensed Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, PHAXIAM Therapeutics (the “Parent Company”). The statement of financial position of the consolidated entity having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statement of income (loss), statement of comprehensive income (loss) and statement of cash flow of such consolidated entity are translated at the average exchange rate for the period, except if exchange rates or the volume and size of transactions fluctuate significantly. The resulting translation adjustment is included in other comprehensive income (loss) as a cumulative translation adjustment.

Exchange rate (USD per EUR)	06/30/2022	12/31/2022	06/30/2023
Weighted average rate	1.0940	1.0539	1.0811
Closing rate	1.0387	1.0666	1.0866
Conversion of Foreign Currency Transactions
Foreign currency transactions are converted to functional currency at the exchange rate applicable on the transaction date. At the closing date, foreign currency monetary assets and liabilities are converted at the exchange rate prevailing on that date. The resulting exchange gains or losses are recorded in the consolidated statement of income (loss) in “Financial income (loss)”.
2.5Use of estimates and judgments
Preparation of the consolidated financial statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The Company has not identified any environmental risks that would require significant new estimates or judgments. The use of estimates and judgment relate primarily to the measurement of:
•fair value of in progress research and developments assets identified in business combination (see Note 4.1.1 and 4.1.2)
•the share-based payments in accordance with IFRS 2 (see note 3.3.3)

2.6Presentation of the statement of income (loss) & statement of financial position
The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is research and development. Consequently, only “research and development expenses” and “general administrative expenses” functions are considered to be representative of the Company's activities. The detail of the expenses by nature is disclosed in note 3.2.
2.7Presentation of the statement of cash flows
The consolidated statements of cash flows are prepared using the indirect method and separately present the cash flows associated with operating, investing, and financing activities.
2.8Segment reporting
In accordance with IFRS 8 Operating Segments ("IFRS 8") , reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.

Information per business segment
The Company operates in a single operating segment: the conducting of research and development of extended phage therapies to target antimicrobial resistant pathogenic bacteria in order to market the phage therapies in the future.
Information per geographical segment

Income from external customers (amounts in thousands of euros)	06/30/2022	06/30/2023
	(6 months)	(6 months)
France	0	0
United States	54	7
Total	54	7

2.9 Events after the close of the reporting period

On June 27, 2023 and July 28, 2023, Akkadian Partners initiated two other legal proceedings to contest the votes of certain Shareholder's of ERYTECH and request the cancellation of the merger as voted in the combined General Meeting.
On July 27, 2023, PHAXIAM Therapeutics announced a reverse share split of its shares by the exchange of ten (10) existing shares with a par value of ten-euro cents (€0.10) for one (1) new share with a par value of one euro (€1). The reverse share split will have no impact on the Company's share capital and will result in the division of the number of shares outstanding by ten (10). The reverse share split ended on September 18, 2023 with sixty million seven hundred and fifty-one thousand and fifty-four (60,751,054) existing shares exchanged for six million seventy five thousand one hundred and five (6,075,105) new shares issued as a result of the reverse share split.
On September 19, 2023, PHAXIAM Therapeutics announced that it extended its phage portfolio to Klebsiella pneumoniae, a new resistant and aggressive bacterial target. PHAXIAM's anti-Klensiella pneumoniae phages will enter preclinical development to assess their efficacy in lung, blood and urinary tract infections, in addition to the three major targets already developed (S. aureus, P. aeruginosa, and E. coli).
On September 21, 2023, PHAXIAM communicated internally the responses of staff based at the Nantes and Romainville sites to the proposal to regroup the teams in Lyon. Consultations with the CSE (Social and Economic Committee) concerning mobility refusals are scheduled to begin in October.

3.NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)
3.1Operating income

(amounts in thousands of euros)	06/30/2022	06/30/2023
	(6 months)	(6 months)
Research Tax Credit	860	243
Subsidies	40	28
Income from licenses or other contracts	54	7
Net gain on disposal of tangible assets	24,351	—
Total	25,304	278
The reduction in the research tax credit is related to the end of previous clinical trials.

The net gain from the disposal of fixed assets is related to the sale of the Princeton plant to Catalent and breaks down as follows :
–Proceeds from the sale of €40,676 thousand ($44,500 thousand);
–The net book value of tangible fixed assets of €15,673 thousand ($17,146 thousand);
–The net book value of intangible fixed assets of €4 thousand ($4 thousand)
–The net book value of the rights of use for €3,022 thousand ($3,307 thousand);
–The cancellation of the lease obligation for €5,419 thousand ($5,928 thousand);
–Transaction costs of €3,046 thousand ($3,333 thousand)

3.2Operating expenses by nature
3.2.1Research and development expenses
Amounts in the prior period have been reclassified to conform to the current period presentation. Specifically, the regulatory activities are disclosed separately in this table but were included among clinical studies in the previously filed unaudited interim condensed financial statements of the 6 months ended June 30, 2022).

For the six months ended June 30, 2022 (amounts in thousands of euros)	R&D	Regulatory	Clinical studies	Total
Consumables	0		450	450
IT costs and maintenance	66		765	831
Services, subcontracting and fees	237	723	3,128	4,088
Personnel expenses	785	467	7,110	8,362
Depreciation, amortization & impairment	178		3,443	3,621
Other	7		(59)	(52)
Total	1,273	1,190	14,837	17,300

For the six months ended June 30, 2023 (amounts in thousands of euros)	R&D	Regulatory	Clinical studies	Total
Consumables	128	0	101	229
IT costs and maintenance	(14)	2	113	101
Services, subcontracting and fees	210	(144)	228	294
Personnel expenses	911	348	1,381	2,640
Depreciation, amortization & impairment	209	0	(58)	151
Other	0	0	16	16
Total	1,444	206	1,781	3,431

The €13.9 million significant decrease in research and development expenses between 2023 and 2022 can mainly be explained by:
–a decrease of €3.8 million, of services and subcontracting expenses
–a decrease of €5.7 million of personnel expenses, with the transfer to Catalent of Princeton manufacturing facility employees in April 2022 and the restructuring plan in Lyon completed in the fourth quarter 2022. The average number of full-time employees allocated to our research and development workforce decreased from 117 in the first half of 2022 to 27 in the first half of 2023. The personnel expense in 2022 includes a Lyon (France) restructuring charge of €1.7 million.
–a net decrease in depreciation and amortization expenses of €3.5 million in 2023, mainly related to:
–the disposal of our Princeton Manufacturing facility sold to Catalent in April 2022
–an impairment charge of €2.1 million in 2022 for the facilities, fixtures, equipment and rights of use of the Adenine production unit in France.

3.2.2.General and administrative expenses

(amounts in thousands of euros)	06/30/2022	06/30/2023
	(6 months)	(6 months)
Consumables	57	47
IT Costs and maintenance	175	442
Services, subcontracting and fees	3,446	5,664
Personnel expenses	3,288	2,957
Depreciation and amortization	669	(110)
Other	277	246
Total	7,911	9,245
The €1.33 million increase of general and administrative expenses between 2022 and 2023 is explained mostly by the €3.41 million in merger costs, partially offset by personnel expenses reductions and a reduction to service and subcontracting fees. G&A personnel expenses decreased by €0.3 million in 2023, with the combined effects of employees resignations and a restructuring plan in Lyon completed in the last quarter of 2022. The average number of full-time employees allocated to our G&A workforce decreased from 32 in the 6 months ended June 30, 2022 to 18 in the 6 months ended June 30, 2023. The personnel expense in 2022 includes a Lyon (France) restructuring charge of €0.2 million. Services, subcontracting and fees increased by €2.2 million from 2022 to 2023 due to €3.41 million in merger costs, partially offset by a reduction of D&O insurance costs, recruiting, and legal and audit fees.
3.3Personnel expenses
3.3.1.Research and development expenses

For the six months ended June 30, 2022 (amounts in thousands of euros)	R&D	Regulatory	Clinical studies	Total
Wages and salaries	533	381	4,237	5,151
Share-based payments (employees and executive management)	17		(27)	(10)
Social security expenses	235	86	1,209	1,530
Restructuring charge			1,691	1,691
Total personnel expenses	785	467	7,110	8,362

For the six months ended June 30, 2023 (amounts in thousands of euros)	R&D	Regulatory	Clinical studies	Total
Wages and salaries	603	287	1,047	1,937
Share-based payments (employees and executives)	33	0	114	147
Social security expenses	275	61	220	556
Total personnel expenses	911	348	1,381	2,640
The weighted average full-time employees (FTE) was 117 during the first half of 2022 and 27 during the first half of 2023.

3.3.2.General and administrative expenses

(amounts in thousands of euros)	06/30/2022	06/30/2023
	(6 months)	(6 months)
Wages and salaries	2,051	2,082
Share-based payments (employees and executive management)	304	230
Social security expenses	766	645
Restructuring charge	167
Total personnel expenses	3,288	2,957
The weighted average full-time employees (FTE) was 32 during the first half of 2022 and 18 during the first half of 2023.

3.3.3.Share-based payments (IFRS 2)
Stock options (“SO”) plan
No new plans were created during the first half of 2023, and no new grants were issued under plans from the prior year.
Replacement awards:
In connection with the acquisition of Pherecydes Pharma S.A., the Company exchanged equity-settled share-based payment awards held by employees of Pherecydes Pharma for the following equity-settled share-based payment awards of the Company (see note 4.1.2).
- Founder Subscription Warrants (“BSPCE”) plan
Figures are shown after the reverse stock split.

Plan	BSPCE 2019-1	BSPCE 2019-2	BSPCE 2019-4	BSPCE 2021-2	BSPCE 2021-3	BSPCE 2021-4
Number of options	3,691	7,500	263	7,500	6,328	62,325
Exercise price	€1.09	€0.92	€1.09	€1.60	€2.19	€1.89
Underlying price	€0.00	€0.47	€0.46	€0.40	€0.34 (Tranche 3) €0.35 (Tranche 4)	€0.37
Expected dividends	—%	—%	—%	—%	—%	—%
Volatility	87.14% - 92.92%	87.01% - 98.86%	84.03% - 89.19%	82.99% - 88.93%	79.89% - 88.22%	80.52% - 88.06%
Risk-free rate	3.0108% - 3.2655%	2.9750% - 3.2290%	2.8787% -3.1274%	2.8033% - 3.1269%	2.8517% - 3.0093%	2.8625% - 2.9676%
Fair value of the plan (in K€)	0.00	3.53	0.12	3.00	4.37	23.06

- Free shares (“AGA”) plan
Figures are shown after the reverse stock split.

Erytech
Number of shares	16,460
Plan	AGA 2022
Underlying price	€0.82
Expected dividends	—%
Maturity	1 year - 3 years
Fair value of plan (in K€)	135

Breakdown of expenses per financial year

Plan name	Amount in P&L in euros thousands as of June 30, 2022	of which employees	of which executive officers and executive committee	of which board members
AGA	202	31	171	—
BSA	—	—	—	—
SO	124	53	71	—
Total	326	84	242	—

Plan name	Amount in P&L in euros thousands as of June 30, 2023	of which employees	of which executive officers and executive committee	of which board members
AGA	66	—	66	—
BSPCE	435	222	104	109
SO	(110)	(123)	13	—
Total	391	99	183	109

As of June 30, 2023, and after taking into account the effect of the reverse share split (see Note 2.9), the outstanding equity instruments could lead to the issuance of 396,318 potential shares.
3.4 Financial income (loss)

(amounts in thousands of euros)	06/30/2022	06/30/2023
	(6 months)	(6 months)
Income from short term deposits	6	171
Change in fair value of derivative liabilities	—	—
Foreign exchange gains	3,348	137
Other financial income	16	23
Financial income	3,370	331
Amortized cost of convertible notes	(22)	—
Financial expenses on lease liability	(108)	(25)
Interest expense related to borrowings	(140)	(78)
Foreign exchange loss	(480)	(239)
Other financial expenses	—	—
Financial expenses	(750)	(342)
Financial income (loss)	2,620	(11)

3.5 Income tax
In June 2022 an estimate of the Income tax expense related to the Princeton facility sale was recorded for $4,086 thousand (€3,737 thousand). After completion of a tax analysis to determine the extent of prior year federal and state tax losses which could be carried forward to offset the current year gain, the income tax expense on this transaction was revised to €521 thousand as of December 31, 2022 (refer to the prior year consolidated financial statements).

3.6 Basic earnings (loss) per share and diluted earnings (loss) per share
Figures are shown after the stock split.

	06/30/2022	06/30/2023
	(6 months)	(6 months)
Net loss (in thousands of euros)	(1,024)	(12,201)
Weighted number of shares for the period (1)	3,101,605	3,284,500
Basic loss per share (€/share)	(0.33)	(3.71)
Diluted loss per share (€/share)	(0.33)	(3.71)

(1)after deduction of 250 treasury shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity) and after taking into account the effect of the reverse share split (see Note 2.9).
As of June 30, 2022 and 2023, the potential shares that could be issued (see Note 3.3.3) were not taken into consideration in the calculation of the diluted earnings, as their effect would be anti-dilutive.

4.NOTES RELATED TO THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
4.1Fixed assets
4.1.1 Intangible assets other than goodwill

(amounts in thousands of euros)	Notes	IP R&D and Other intangible assets
GROSS VALUE
As of December 31,2022		1,668
Business combination	4.1.2	17,098
Increase		—
Decrease		—
FX rate impact		—
Reclassification		—
As of June 30, 2023		18,766

ACCUMULATED AMORTIZATION AND IMPAIRMENT
As of December 31,2022		(1,663)
Increase		(2)
Decrease		—
FX rate impact		—
As of June 30, 2023		(1,665)

NET VALUE
As of December 31, 2022		5
As of June 30, 2023		17,101
The "Business combination" line include the provisional fair value amount of €17,070 thousand of Pherecydes Pharma's in progress research and development related to:
•IP osteoarticular infections on prostheses (PJI) for €14,404 thousand ;
•IP endocarditis (EnDoCom) for €2,666 thousand.

4.1.2 Business Combination

Accounting Policy
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of acquired businesses are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree's employees (acquiree's awards), then all or a portion of the amount of the acquirer's replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree's awards and the extent to which the replacement awards relate to pre-combination service .

On June 23, 2023, ERYTECH acquired 100% of the shares and voting interests in Pherecydes Pharma S.A. in exchange for the Company’s shares. The Company determined it obtained control of Pherecydes Pharma and it is the accounting acquirer as this date. On the same date, Pherecydes Pharma S.A. was merged into the Company.
Taking control of Pherecydes Pharma S.A. will enable the Company to work towards becoming a global leader in phage therapy and other medical needs caused by antimicrobial resistance.
Contribution of Pherecydes Pharma S.A. to the Company’s total expenses and net loss for the six months ended June 30, 2023 is immaterial. If the acquisition had occurred on January 1, 2023, management estimates that consolidated loss for the 6 months ended June 30, 2023 would have been approximately €17.9M. This increase in consolidated loss relates mainly to operating expenses net of research tax credit income.

A.      Consideration transferred (acquisition price)
The following table summarizes the acquisition date fair value of each major class of consideration transferred.

(In thousands of Euros)	Note
Equity instruments	i	24,642
Replacement share-based payment awards	ii	436
Total consideration transferred (acquisition price)		25,078
i.Equity instruments issued (numbers presented before the reverse stock split)
The fair value of the ordinary shares issued was based on the listed share price of the Company;

	Number of shares	Share price	Value (€ thousands)
Shares issued on May 15, 2023	3,101,745	0.95	2,956
Shares issued on June 23, 2023	26,575,894	0.82	21,686
Total	29,677,639		24,642
Consideration transferred to obtain control was made in 2 installments, the first on May 15, 2023 at an Erytech share price of €0.95, and the second on June 23, 2023 at an Erytech share price of €0.82.
ii.     Replacement share-based payment awards
ln accordance with the terms of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of Pherecydes Pharma S.A. (the acquiree's awards) for equity settled share-based payment awards of the Company (the replacement awards). Refer to note 3.3.3 for details of the replacement awards. The portion of the amount of the acquirer's replacement awards included in the measurement of the consideration transferred amounts to €436 thousand.
The portion of the amount of the acquirer's replacement awards included as a share-based payment expense for the 6 months ended June 30, 2023 amounts to €436 thousand.
B.      Acquisition-related costs
The total acquisition costs incurred amount to €3,413 thousand and are included in general and administrative expenses (see note 3.3.2).
C.     Fair value of identifiable assets acquired and liabilities assumed at acquisition date

(in thousands of euros)	Note	06/30/2023 IFRS
Intangible assets	4.1.1	17,098
Property, plant and equipment	4.1.3	485
Rights of use	4.2	478
Other non-current assets		83
Other current assets		1,925
Cash and cash equivalents		30
Financial liabilities	4.6	(2,936)
Lease obligations	4.7	(456)
Other non-current liabilities		(49)
Other current liabilities		(5,085)
Net assets acquired		11,575
i. Measurement of fair values
The valuation techniques used for measuring the fair value of the IP R&D was a discounted cash-flow model. The fair value is estimated as the present value of net cash flows expected to be generated by the intellectual property of two identified R&D projects.
The provisional fair value amount of Pherecydes Pharma's assets includes the valuation of in progress research and development recorded under intangible assets in the amount of €17,070 thousand:
•IP osteoarticular infections on prostheses (PJI) for €14,404 thousand ;
•IP endocarditis (EnDoCom) for €2,666 thousand.
Fair values measured on a provisional basis
The fair value of Pherecydes Pharma's intangible assets (IP R&D) has been measured provisionally, pending completion of an independent valuation at of the acquisition date.
If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
D.     Provisional Goodwill
Provisional Goodwill arising from the acquisition has been recognized as follows:

(In thousands of Euros)	Note
Consideration transferred (acquisition price)	A	25,078
Fair value of identifiable net assets	C	-11,575
Provisional Goodwill		13,503
4.1.3 Property, plant and equipment

(amounts in thousands of euros)	General equipment, fixtures and fittings	Plant, equipment and tooling	Office equipment and computers	Assets under construction	TOTAL
GROSS VALUE
As of December 31,2022	2,914	3,111	750	—	6,775
Business combination	346	110	29	—	485
Increase	0	53	0	—	53
Decrease	(155)	0	0	—	(155)
FX rate impact	(2)	(2)	(1)	—	(5)
Reclassification	0	0	0	—	0
As of June 30, 2023	3,103	3,272	778	—	7,155

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of December 31, 2022	(2,701)	(2,957)	(725)	—	(6,383)
Depreciation	(16)	(49)	(9)	—	(74)
Impairment	—	—	—	—	—
Decrease	155	—	—	—	155
FX rate impact	2	1	—	—	3
Reclassification	—	—	—	—	—
As of As of June 30, 2023	(2,560)	(3,005)	(734)	—	(6,299)

NET VALUE
As of December 31, 2022	213	154	25	—	393
As of June 30, 2023	543	267	44	—	857

The main changes in the first half of 2023 relate to the business combination with Pherecydes Pharma, with a value of €485 thousand.

4.2Right of use

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2022	5,673	954	119	118	6,864
Business combination	205	273			478
Increase			17		17
Decrease					—
FX rate impact					—
Reclassification					—
As of June 30, 2023	5,878	1,227	136	118	7,359

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of December 31, 2022	(3,116)	(954)	(92)	(118)	(4,280)
Increase	(210)		(13)		(223)
Decrease	87	—	—	—	87
FX rate impact	—	—	—	—	—
Reclassification	0	—	—	—	—
As of June 30, 2023	(3,239)	(954)	(105)	(118)	(4,416)

NET VALUE
As of December 31, 2022	2,557	—	27	—	2,584
As of June 30, 2023	2,639	273	31	—	2,943
The remaining right of use net book value of €2,943 thousand is mainly related to the Bioserra building lease in Lyon (France) for €2,433 thousand.
Business combination additions relate to leases acquired in connection with the merger with Pherecydes (see Note 4.1.2) and include:
•Nantes premises for €64K;
•Roussel premises for €141K;
•Research equipment for €205K.

4.3 Trade receivables and other current assets

(amounts in thousands of euros)	12/31/2022	6/30/2023
Trade and other receivables	76	245
Total current trade receivables	76	245
Research Tax Credit	1,484	2,603
Other receivables (including tax and social receivables)	973	1,251
Net investment in a sublease	43	0
Deposits related to leased premises	121	(40)
Advance payments and deposits to suppliers	342	342
Prepaid expenses	805	1,331
Total other current assets	3,769	5,488

Research Tax Credit
The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit.
As of June 30, 2023, the CIR receivables included Research Tax Credit of €1,484 thousand for the 2022 financial year, €243 thousand for the CIR estimate for the first half of 2023 and €876 thousand from Pherecydes merger (CIR estimate for the first half 2023).
Prepaid expenses
As of December 31, 2022 and June 30, 2023, prepaid expenses are mainly related to insurance expense.
4.4 Cash and cash equivalents

(amounts in thousands of euros)	12/31/2022	06/30/2023
Current account	26,676	13,105
Term deposits	12,113	12,084
Total cash and cash equivalents as reported in statement of financial position	38,789	25,189
Bank overdrafts	—	—
Total cash and cash equivalents as reported in statement of cash flow	38,789	25,189

As of December 31, 2022 and June 30, 2023, term deposits included a term deposit of €12 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
4.5 Shareholders’ equity
As of June 30, 2023, the Parent company's share capital comprised 6,075,105 shares (60,751,053 shares before reverse share split, see Note 2.9), fully paid up, with a nominal value of 1.00 euro. During the first half of 2023, the Company carried out the following capital increases (adjusted for the effects of the reverse share split):
•May 2023, issue of 3,101,745 ordinary shares before reverse share split
•June 2023, issue of 26,630,756 ordinary shares before reverse share split
4.6 Financial liabilities

(amounts in thousands of euros)	Convertible notes	Conditional advances	Bank loans	Other	Total
As of December 31, 2022	—	—	10,071	41	10,112
Business combination	—	603	2,313		2,916
Increase	—	—	12	—	12
Fair value of embedded derivatives					—
Amortized cost					—
Conversion					—
Extinguishment of conditional advance					—
Repayment	—	—	(1,243)	(39)	(1,282)
FX rate impact				(3)	(3)
As of June 30, 2023	—	603	11,153	(1)	11,753

Financial liabilities by maturity

June 30, 2023 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes	—	—	—	—	—
Conditional advances	121	481	—	—	603
Bank loans	3,198	6,784	1,169	—	11,151
Other	1	—	—	—	1
Total financial liabilities	3,321	7,265	1,169	—	11,753
4.6.1 Convertible notes
The possibility for the Company to issue additional tranches has expired as the BEOCABSA may be exercised in tranches over a period of 24 months from June 25, 2020, i.e. until June 25, 2022. As of June 2023, 303,030 warrants remained outstanding (corresponding to 30,303 warrants after reverse split).

4.6.2 Conditional advances
The €603 thousand business combination increase in conditional advances is due to the acquisition of Pherecydes, and concerns the Phagogram project (€118 thousand), the E.Coli project (€169 thousand) and the Phagosclin project (€345 thousand).
Amounts resulting from the advantage of the conditional advance not bearing interest at a market rate are considered as grants. The impact on Pherecydes contracts is €29 thousand.

4.6.3 Bank loans
The business combination increase during the first half of the year corresponds mostly to the PGE of Pherecydes Pharma for €2,000 thousand over 5 years at an interest rate of 2.25%, and a bank loan of €300 thousand over 7 years at an interest rate of 2.25%.
4.7 Lease liabilities

(in thousands of euros)	Lease Liabilities
As of December 31, 2022	3,455
Business combination	456
Increase without cash impact	17
Repayment	(414)
Decrease without cash impact	(127)
FX rate impact	(1)
Capitalized interests	—
Reclassification	—
As of June 30, 2023	3,387

Lease liabilities by maturity

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
As of June 30, 2023	828	1,255	1,303	0	3,387
4.8 Trade payables and other current liabilities

(amounts in thousands of euros)	12/31/2022	06/30/2023
Vendors	1,562	4,336
Vendors - accruals	3,553	4,785
Total trade and other payables	5,115	9,121
Social liabilities, taxation and social security	2,799	3,554
Fixed assets payables	—	—
Deferred revenue	51	420
Other payables	59	59
Total other current liabilities	2,909	4,033
The increase in trade and other payables is mostly due to a €3,300 thousand increase resulting from the merger with Pherecydes.
The increase in other current liabilities include a €1,339 thousand increase in accrued social and tax liabilities and a €416 thousand increase in deferred revenue resulting from the merger with Pherecydes.
4.9 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

As of December 31, 2022 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	195			195		195
Other current financial assets	464			464		464
Trade and other receivables	76			76		76
Other current assets	1,798			1,798		1,798
Cash and cash equivalents (2)	38,789	38,789				38,789
Total financial assets	41,322	38,789	—	2,533	—	41,322
Financial liabilities - non current portion (3)	7,547				7,547	7,547
Lease liabilities - non current portion (4)	2,680				2,680	2,680
Financial liabilities - current portion (3)	2,565				2,565	2,565
Lease liabilities - current portion (4)	775				775	775
Trade and other payables	5,115				5,115	5,115
Other current liabilities (6)	2,858				2,858	2,858
Total financial liabilities	21,540	—	—	—	21,540	21,540

As of June 30, 2023 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	205			205		205
Other current financial assets	302			302		302
Trade and other receivables	245			245		245
Other current assets	3,854			3,854		3,854
Cash and cash equivalents (2)	25,189	25,189				25,189
Total financial assets	29,795	25,189	—	4,606	—	29,795
Financial liabilities - non current portion (3)	8,552				8,552	8,552
Lease liabilities - non current portion (4)	2,559				2,559	2,559
Financial liabilities - current portion (3)	3,201				3,201	3,201
Lease liabilities - current portion (4)	828				828	828
Trade and other payables	9,120				9,120	9,120
Other current liabilities (5)	3,613				3,613	3,613
Total financial liabilities	27,873	—	—	—	27,873	27,873
(1)The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using level 1 measurements.
(3)The fair value of financial liabilities is determined using level 2 measurements.
(4)The fair value of lease liabilities is determined using level 2 measurements.
(5)Excluding current liabilities accruals

5. CONTINGENCIES
On June 5, 2023, ERYTECH Pharma announced that Akkadian Partners had initiated legal proceedings to obtain the postponement of the vote on the merger with Pherecydes at the Annual General Meeting on June 23, 2023. On June 14, 2023, the Lyon Commercial Court rejected Akkadian's request to postpone the vote on the merger with PHERECYDES Pharma and ordered the appointment of a second judicial expert to assess the merger share ratio. On June 20, 2023, Akkadian Partners initiated new legal proceedings requesting the cancellation of the capital increase that occurred on May 15, 2023.
On June 23, 2023, the merger with PHERECYDES was approved by the ERYTECH Pharma shareholders at the Combined General Meeting. On June 27,2023 and July 28, 2023, Akkadian Partners initiated two other legal proceedings to contest the votes of certain Shareholder's of ERYTECH and request the cancellation of the merger as voted in the combined General Meeting.
The Group considers at this stage, based on its legal assessment of these procedures, that it is possible, but not probable, that these procedures will succeed. Accordingly, no provision for any liability has been made in these financial statements.

6. RELATED PARTIES
The Company’s related parties for the first semester (until the merger approved on June 23, 2023) include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors and members of the executive committee.

The remuneration of directors and members of the executive committee was as set forth in the table below.

	06/30/2022			06/30/2023
(amounts in thousands of euros)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / VP and qualified person	630	110	222	875	11	136
Executive committee	993	61	20	368	8	(169)
Board of directors	193			156	—	—
Total	1,816	171	242	1,399	19	(33)
On June 23, 2023 following the merger, a new governance structure was implemented, with Didier Hoch as Chairman of the Board of Directors, Gil Beyen as Vice Chairman, Thibaut du Fayet as Chief Executive Officer and two Deputy General Managers (Jérôme Bailly and Eric Soyer) and members of the Board of Directors and members of the executive committee.
On June 23, 2023, the Board of Directors authorized the agreements and commitments listed below and covered by Articles L. 225-38 et seq. of the French Commercial Code in favor of Mr. Thibaut du Fayet, the Company's Chief Executive Officer:
•Severance pay equal to twelve times the average monthly remuneration received during the twelve months preceding the revocation decision or the expiry of the term of office, subject to performance conditions;
•Additional retirement agreement: the contributions financing the additional retirement agreement with defined contributions would be entirely assumed by the Company;
•Health insurance: the Company will pay 60% of the total monthly contribution to the health insurance scheme, in accordance with the established agreement;
•Death, disability and incapacity coverage:
•General scheme: the Company will pay 60% of contributions to the general employee benefits scheme.
•Supplementary retirement plan: 50% of the contributions to the supplementary retirement plan will be paid by the Company.
•Additional provident fund: contributions to finance the supplementary benefit plan will be fully paid by the Company.
As a result of a termination or change of duties,the Chief Executive Officer and the two Deputy General Managers, could receive a compensation equal to their remuneration during the last 12 months, as well as non-competition indemnities of up to 18 months salary.
The Company has no other related parties.
7. OFF-BALANCE SHEET COMMITMENTS
Collaborative arrangements
Agreement with SQZ Biotechnologies
On June 24, 2019, the Company entered into a collaboration agreement with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to advance novel red blood cell-based therapeutics for immune modulation. Under the terms of the agreement, the Company has granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. Combining SQZ Biotechnologies’ proprietary and versatile cell engineering platform with the intellectual property of the Company related to red blood cell-based therapeutics is intended to allow for the rapid development of a broad pipeline of novel immunomodulatory products addressing multiple indications.
The agreement provides for:
•An upfront payment of $1 million, equivalent to €0.9 million when recognized in 2019;
•Potential development, regulatory and commercial milestone payments up to $56 million for the first product successfully developed by SQZ Biotechnologies under this agreement;
•The Company could also receive progressive royalties based on future sales.

Lease agreements
Sublease in the United-States
In July 2019 and June 2021, the Company signed two sublease agreements for its premises located in Cambridge. The sublease in the US ended in January 2023.